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                     BARR ROSENBERG VARIABLE INSURANCE TRUST

                    Distribution and Shareholder Service Plan

                       (Effective as of February 22, 1999)

     This Plan (the "PLAN"), as amended from time to time, constitutes the Distribution and Shareholder Service Plan with respect to shares of BARR ROSENBERG VARIABLE INSURANCE TRUST, a Massachusetts business trust (the "TRUST").

     SECTION 1. The Trust may pay a fee (the "DISTRIBUTION AND SERVICE FEE") for services rendered and expenses borne in connection with the distribution of shares of the Trust and/or in connection with the provision of direct client service, maintenance and reporting services ("SHAREHOLDER SERVICES") to holders of shares of the Trust, including, but not limited to: teleservicing support in connection with the series of shares of beneficial interest of the Trust (each a "FUND" and, collectively, the "FUNDS"); delivery of current Trust prospectuses, reports, notices, proxies, and proxy statements and other informational materials; facilitation of the tabulation of votes of owners of variable annuity contracts or variable life insurance contracts that comprise the Trust's separate shareholder accounts ("VARIABLE CONTRACTS") in the event of a Trust shareholder vote; maintenance of Variable Contract records reflecting shares purchased and redeemed and share balances, and the conveyance of that information to the Trust as may be reasonably requested; provision of support services, including providing information about the Trust and its Funds and answering questions concerning the Trust and its Funds; provision and administration of variable contract features for the benefit of variable contract owners in connection with the Funds. The Distribution and Service Fee may be paid at an annual rate with respect to each Fund not to exceed 0.25% of a Fund's average daily net assets. Subject to such limits and subject to the provisions of Section 8 hereof, the Distribution and Service Fee shall be as approved from time to time by (a) the Trustees of the Trust and (b) the Independent Trustees of the Trust, and may be paid in respect of services rendered and expenses borne in the past as to which no Distribution and Service Fee was paid on account of such limitation. If at any time this Plan shall not be in effect with respect to all Funds of the Trust, the Distribution and Service Fee shall be computed on the basis of net assets of those Funds for which the Plan is in effect. The Distribution and Service Fee shall be accrued daily and paid monthly or at such other intervals as the Trustees shall determine.

     SECTION 2. The Distribution and Service Fee may be spent by its recipient(s) on any activities or expenses primarily intended to result in the sale of shares of the Trust and/or in connection with the provision of Shareholder Services to holders of shares of the Trust. Such permissible activities, expenses and services include, without limitation, compensation to, and expenses (including overhead and telephone expenses) of, financial consultants or other employees of a recipient of the Distribution

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and Service Fee, printing of prospectuses and reports for other than existing shareholders, advertising, preparing, printing and distributing sales literature and forwarding communications from the Trust to shareholders. A recipient's expenditures may include, without limitation, compensation to, and expenses (including telephone and overhead expenses) of, financial consultants or other employees of such recipient who aid in the processing of purchase or redemption requests for Trust shares or the processing of dividend payments with respect to Trust shares, who provide information periodically to shareholders showing their accounts' positions in a Fund's shares, who forward communications from the Trust to shareholders, who render ongoing advice concerning the suitability of particular investment opportunities offered by the Trust in light of a shareholder's needs, who respond to inquiries from shareholders relating to such services, or who train personnel in the provision of such services.

     SECTION 3. This Plan shall not take effect until it has been approved, together with any related agreements, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the Investment Company Act of 1940, as amended (the "ACT"), or the rules and regulations thereunder), of both (a) the Trustees of the Trust, and (b) the Independent Trustees of the Trust cast in person at a meeting called for the purpose of voting on this Plan or such agreement or agreements.

     SECTION 4. This Plan shall continue in effect for a period of more than one year after it takes effect only so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in Section 3. It is acknowledged that a recipient of the Distribution and Service Fee may expend or impute interest expense in respect of activities or expenses under this Plan and the Trustees and the Independent Trustees may give such weight to such interest expense as they determine in their discretion.

     SECTION 5. Any person authorized to direct the disposition of monies paid or payable by the Trust pursuant to this Plan or any related agreement shall provide to the Trustees of the Trust, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

     SECTION 6. This Plan may be terminated at any time with respect to any Fund by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of that Fund.

     SECTION 7. All agreements with any person relating to implementation of this Plan with respect to any Fund shall be in writing, and any agreement related to this Plan with respect to any Fund shall provide:

     A. That such agreement may be terminated at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote


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          of a majority of the outstanding voting securities of such Fund, on not more than 60 days' written notice to any other party to the agreement; and

     B. That such agreement shall terminate automatically in the event of its assignment.

     SECTION 8. This Plan may not be amended to increase materially the Distribution and Service Fee permitted pursuant to Section 1 hereof without approval in the manner provided in Section 3 hereof, and all material amendments to this Plan shall be approved in the manner provided for approval of this Plan in Section 3 hereof.

     SECTION 9. As used in this Plan, (a) the term "Independent Trustees" shall mean those Trustees of the Trust who are not interested persons of the Trust, and have no direct or indirect financial interest in the operation of this Plan or any agreements related to it, and (b) the terms "assignment", "interested person" and "majority of the outstanding voting securities" shall have the respective meanings specified in the Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

     SECTION 10. This Plan has been adopted pursuant to Rule 12b-1 under the Act and is designed to comply with all applicable requirements imposed under such Rule. All Distribution and Service Fees shall be deemed to have been paid under this Plan and pursuant to clause (b) of such Rule.


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